SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE ALL AGM RESOLUTIONS

Ryanair Holdings Plc today (19 Sept) held its 2019 AGM, during which shareholders approved all resolutions. Details of the voting is set out in the table below.

2019 AGM Resolutions

		In favour
1.	Accounts	99.9%
2.	Remuneration Report	50.5%
3. (a)	D. Bonderman	75.2%
(b)	R. Brennan	96.1%
(c)	M. Cawley	78.0%
(d)	E. Daly	96.4%
(e)	S. McCarthy	81.7%
(f)	K. McLaughlin	71.1%
(g)	H. Millar	70.0%
(h)	D. Milliken	95.9%
(i)	M. O'Brien	96.2%
(j)	M. O'Leary	98.1%
(k)	J. O'Neill	81.6%
(l)	L. Phelan	82.4%
4.	Auditors Remuneration	98.5%
5.	Allot Ordinary Shares	70.6%
6.	Disapply Pre-Emption Rights	98.1%
7.	Authority to Repurchase Shares	99.2%
8.	2019 Long Term Incentive Plan	78.6%

A Ryanair spokesperson said:

"Ryanair is, and will continue to, consult with its shareholders, and we will report back to them over the coming year on how the Board will adapt its decision making to reflect their advice and input on all these topics"

ENDS.

For further info please contact:
Alejandra Ruiz                        Piaras Kelly
                                                Ryanair DAC                           Edelman Ireland
                                                Tel: +353-1-9451949              Tel: +353-1-6789 333
                                                press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 September, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary